UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

March 11, 2010
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.
(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507	**13-5593032**
Commission File Number	IRS Employer Identification Number
111 River Street, Hoboken NJ	**07030**
Address of principal executive offices	Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
   (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
   (17 CFR   240.13e-4(c))

This is the first page of a 15 page document.

ITEM 7.01:   REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On March 11, 2010, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the third quarter of fiscal year 2010. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.   Description

99.1   Press release dated March 11, 2010 titled "John Wiley & Sons Announces Third Quarter Fiscal Year 2010 Results" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Investor Contact:
Brian Campbell
201-748-6874
brian.campbell@wiley.com

John Wiley & Sons Announces Third Quarter Fiscal Year 2010 Results

Third Quarter

- *Revenue growth of 5% on a currency neutral basis; STMS +2%, P/T +7%, HE +13%.*
- *Revenue growth of 14% on a reported basis; STMS+13%, P/T +10%, HE +23%.*
- *EPS growth of +25% on a reported basis; -19% on a currency neutral basis, mainly due to a significant reduction in prior year's incentive compensation; 2010 EPS includes a $0.03 charge for restructuring and asset impairment.*

Nine Months

- *Revenue growth of 3% on a currency neutral basis; 5% on a reported basis.*
- *Adjusted EPS growth of 3% on a currency neutral basis, excluding impairment and restructuring charges of $0.17 per share primarily related to GIT Verlag; +12% on a reported basis.*
- *Net debt (long term debt less cash and cash equivalents) reduced by $246 million from prior year.*
- *Free cash flow up $95 million over prior year.*

Guidance

- *Reiterating full-year outlook of revenue growth in all three businesses and reported EPS growth in mid-to-high teens, excluding impairment and restructuring charges.*

$ millions	FY10	FY09	Change Excluding FX	Including FX
Revenue:				
Q3	$427	$374	5%	14%
9 Months	1,263	1,208	3%	5%
Reported EPS:				
Q3	0.71	0.57	(19%)	25%
9 Months	1.95	1.74	(7%)	12%
Adjusted EPS:*				
Q3	0.74	0.57	(13%)	30%
9 Months	2.12	1.74	3%	22%

*Excludes asset impairment and restructuring charges of $0.03 per share, or $2.8 million pre-tax, in third quarter and $0.17 per share, or $14 million pre-tax, in the nine months.

Hoboken, NJ, March 11, 2010 – John Wiley & Sons, Inc. (NYSE: JWa and JWb) announced today that revenue for the third quarter of fiscal year 2010 grew 14%, or 5% on a currency neutral basis. Strong growth in Higher Education (HE) and Professional/Trade (P/T), and modest growth in Scientific, Technical, Medical and Scholarly (STMS), drove the top-line results.

For the quarter, adjusted earnings per share (EPS) rose 30%, but fell 13% on a currency neutral basis. Adjusted EPS excludes a $0.03 per share asset impairment and restructuring charge primarily for GIT Verlag. Revenue growth and lower interest expense were more than offset by an unfavorable comparison to the significant reduction in incentive compensation in last year's third quarter and a higher income tax rate in 2010 due to lower foreign tax benefits.

Revenue for the nine months of fiscal year 2010 advanced 5%, or 3% on a currency neutral basis. Adjusted EPS for the nine months rose 22% to $2.12, or 3% on a currency neutral basis. Adjusted EPS excludes a $0.17 per share asset impairment and restructuring charge primarily for GIT Verlag. Top-line results and lower interest expense were partly offset by a $5 million insurance receipt in the prior year. Reported EPS increased 12% to $1.95.

"All of our global businesses performed well in the third quarter," said William J. Pesce, President and CEO. "In STMS, we are navigating through challenging market conditions due to tight library funding. The quality of our journals and books, as well as our strong relationships with prestigious scholarly societies, are contributing significantly to our results. In calendar year 2009, journal subscription revenue grew 5% over the prior year."

Mr. Pesce continued: "The P/T business enjoyed a successful holiday season. Higher Education is having a record-setting year, out-performing the market with strong results in all geographic regions and subject categories. Revenue related to WileyPLUS, eBooks, institutional (digital-only) sales and custom publishing, now account for 26% of total Higher Education revenue. In all of our businesses, we are collaborating with several eBook, mobile device and platform partners to provide more access to more content by more customers than at any other time in Wiley's long history."

Mr. Pesce concluded, "Based on year-to-date results, market conditions and leading indicators, we reiterate our guidance of full-year revenue growth for each of our businesses. We continue to project EPS growth on a reported basis, excluding impairment and restructuring, in the mid-to-high teens, from the $2.15 reported in fiscal year 2009."

Impairment and Restructuring Charges
In the third quarter, Wiley recorded a pre-tax asset impairment and restructuring charge of approximately $2.8 million, $0.03 per share, principally related to the Company's controlled circulation magazine business. In the second quarter, Wiley concluded that GIT Verlag, a B2B German-language, controlled circulation magazine business acquired in 2002, would not fully realize the value of the assets reflected on the balance sheet.

Incentive Compensation Costs
As reported, EPS in last year's third quarter benefitted significantly from reduced incentive compensation accruals, primarily related to the performance of P/T. As noted in our full-year guidance, the Company anticipates revenue growth for each of our businesses, on a performance basis, and strong EPS growth, excluding the charges associated with GIT Verlag. As a result, incentive compensation accruals are higher this year. For analytical purposes, it is noteworthy that adjusted EPS in the third quarter of fiscal year 2010 would have grown by double-digits on a performance basis, excluding the increased incentive compensation accruals.

Cost Savings from Off-shoring and Out-sourcing
Wiley is reducing costs associated with the STMS business to finance investments in enabling technology and new businesses. These cost savings are the result of increased off-shoring and out-sourcing of certain functions and activities from high cost locations to Singapore and other countries in Asia. The Company anticipates restructuring charges of up to $2 million, principally in the fourth quarter of this fiscal year, related to off-shoring and out-sourcing. These charges are expected to be fully recovered within 18 months following implementation.

Foreign Exchange
The foregoing and following references to "currency neutral basis"; "excluding foreign exchange" and "performance basis" exclude the effect of foreign exchange transactions and translations.

SCIENTIFIC, TECHNICAL, MEDICAL AND SCHOLARLY (STMS)

- *Third quarter revenue +2% and nine-month revenue flat on a currency neutral basis.*
- *Third quarter contribution to profit +6% and nine-month contribution to profit -2% on a currency neutral basis, excluding asset impairment and restructuring charges.*
- *Asset impairment and restructuring charges, principally for GIT Verlag, totalled approximately $2.8 million ($0.03 per share) in the third quarter and $14 million ($0.17 per share) for the nine-month period.*
- *Signed new contracts in the quarter to publish 2 society journals; renewed or extended contracts for 37 journals; none were lost.*
- *Calendar year 2009 journal subscription revenue grew 5% over 2008, excluding foreign exchange.*

Global STMS revenue for the third quarter of fiscal year 2010 rose 13% to $228 million, or 2% excluding favorable foreign exchange. Modest growth in journal subscription, backfile, reprints, and translation revenue was offset by lower B2B advertising revenue. Journal revenue increased 1% on a currency neutral basis, with the Americas driving growth. Book revenue declined 3% on a currency neutral and comparable basis, excluding a prior year sales return reserve adjustment of $3 million.

Direct contribution to profit for the third quarter increased 18% to $89 million, or 2% excluding favorable foreign exchange. The increase reflects top-line results, the effect of out-sourcing initiatives in journal production and expense control, offset by the timing of accrued incentive compensation costs and asset impairment and restructuring charges of $2.8 million.

For the nine months, global STMS revenue was up 2% to $709 million, but was flat excluding favorable foreign exchange. Revenue growth from journal subscriptions, article sales, reprints and the Cochrane subscription-based database was offset by lower book and B2B advertising revenue. Direct contribution to profit for the first nine months was up 1%, but off 7% on a currency neutral basis due to the $14 million asset impairment and restructuring charges, increased costs associated with new business and a prior year favorable bankruptcy settlement, partially mitigated by expense savings, lower production costs due to off-shoring and out-sourcing, and the completion of Blackwell-related integration activities.

Calendar Year 2010 Journal License Renewals
As expected, we are experiencing modest journal subscription growth in most regions, except Asia, where growth has exceeded our expectations. Major renewals were completed with consortia in the US, Canada, UK, Germany, Spain, Austria, the Netherlands and South Africa. In the Asia-Pacific region, approximately 90% of licenses have been renewed. Leading indicators in Russia, France, Eastern Europe and the Middle East are positive, while market conditions remain difficult in Greece, Hungary and Ireland. Significant new business includes journal licenses in Spain and Romania, and backfile sales in the US, Netherlands, Australia and New Zealand.

Journals
For the quarter, journal revenue increased $2 million on a currency neutral basis, mainly due to journal renewal processing delays in the prior year. Modest current year growth in journal subscriptions and increased reprint, translation and backfile revenue were partially offset by lower advertising revenue. B2B advertising continues to be soft. On a calendar year basis (through December 31, 2009), journal subscription revenue increased 5% over prior year, excluding foreign exchange.

Society Journal Activity
- New signings: 2 journals in the third quarter; 26 for the nine months
- Renewed/extended contracts: 37 journals in the third quarter; 71 for the nine months
- Contracts not renewed: 0 journals in the third quarter; 2 for the nine months

Key New Journals
- *Allergy & Rhinology* on behalf of the American Academy of Otolaryngic Allergy and the American Rhinologic Society
- *Thoracic Cancer* on behalf of the Tianjin Lung Cancer Institute
- *The Bulletin of the Institute of Classical Studies* (*BICS*), one of the world's most prestigious classics journals

Books and Reference
Books and reference revenue for the quarter declined $1 million on a currency neutral basis, excluding a sales return reserve adjustment of $3 million in the third quarter of fiscal year 2009. On a reported basis book revenue increased $4 million.

Database and Online Initiatives
- A national license agreement will enable about 60 million Internet users in India access to *The Cochrane Library's* internationally renowned collection of healthcare databases. The Cochrane Library helps clinicians and consumers make decisions about the best treatments for their patients.
- *Essential Evidence,* a new product added to the online, evidence-based *Essential Evidence Plus,* was launched. This resource tool will help clinicians make diagnoses, chart treatment plans and determine prognoses. The product currently features approximately 700 structured medical topics with approximately 100 more in development.

Alliances
- A books co-publishing agreement was signed with The Minerals, Metals & Materials Society. The society is closely affiliated with the American Ceramic Society (ACerS) and ASM International.
- An agreement was signed with the Royal Geographical Society for a book series. Wiley also publishes The Royal Geographical Society's *Geographical Journal, Area* and *Transactions of the Institute of British Geographers.*
- An agreement was signed with The American Geographical Society to co-publish both the *Geographical Review* and *FOCUS on Geography. Geographical Review* is a leading scholarly periodical.
- Through a partnership with the Australian Psychological Society, Wiley will publish three flagship journals – *Australian Journal of Psychology, Australian Psychologist* and *Clinical Psychologist.*

Acquisitions/Divestments
- Acquired *Microcirculation*, the journal of The Microcirculatory Society. The haematology/vascular medicine publication is in its sixteenth year.
- Acquired the *Israel Journal of Chemistry* from Laser Pages Publishing Ltd. Launched in 1951 as the *Bulletin of the Research Council of Israel, Section A,* it was re-launched in 1963 under its current name.
- Sold two journals to Maney Publishing: *Cochlear Implants International* and *Deafness & Education International.*

PROFESSIONAL/TRADE (P/T)

- *Third quarter revenue growth +7% and nine-month revenue growth +3%, both on a currency neutral basis.*
- *Third quarter contribution to profit -2% and nine-month contribution to profit +4%, on a currency neutral basis. Top line growth was offset by higher accrued incentive compensation costs over prior year.*
- *Consumer, technology and business categories drove results.*

Global P/T revenue grew 10% to $107 million in the third quarter of fiscal year 2010, or 7% on a currency neutral basis. Sales growth was strong in all regions, especially the US, where the holiday season was solid. Business publishing was driven by social media books; technology by books on new windows operating systems and certification; and consumer by the Meredith publishing agreement and 'For Dummies" brand sales.

Direct contribution to profit rose 3% to $24 million for the third quarter of fiscal year 2010, but declined 2% on a currency neutral basis. Top-line results and expense savings were offset by higher incentive compensation cost accruals compared to last year. As previously reported, last year's third quarter included reduced accrued incentive compensation costs based upon P/T's performance in a difficult market.

For the nine months, global P/T revenue of $317 million was up 3% over prior year, on a currency neutral and on a reported basis. Strong second and third quarter results were driven by consumer, business, psychology and technology and the Meredith and GMAC agreements, all of which more than offset weak first quarter results. North America exhibited the most growth followed by EMEA. Direct contribution to profit was up 4% in the first nine months, on a currency neutral and reported basis, due to higher revenue and expense control.

Notable New Books

- **Business and Finance:** *Common Sense of Mutual Funds 10th Anniversary Edition* by John Bogle, a complete revision of one of Wiley's all-time best-selling investing books; *Investor Manifesto* by William Bernstein; and *The Elements of Investing* by Burton Makiel and Charles Ellis. In leadership, we published Patrick Lencioni's *Getting Naked: a Business Fable about Shedding the Three Fears that Sabotage Client Loyalty.* In his career, Patrick Lencioni has sold 2.5 million books through the Wiley franchise. Other finance books include *China and the Credit Crisis: The Emergence of a New World Order* by Giles Chance; *Post Crisis Risk Management: Bracing for the Next Perfect Storm* by Tsuyoshi Oyama; and the *Stability of Islamic Finance* by Iqbal, Askari and Mirakhor.
- **Psychology:** *Handbook of Social Psychology, Fifth Edition, Two Volume Set* by Susan T. Fiske, Daniel T. Gilbert, Gardner Lindzey; *The Corsini Encyclopedia of Psychology, Fourth Edition, 4 Volume Set,* by Irving B. Weiner and W. Edward Craighead. This is the go-to reference for psychologists, researchers and students, both in print and online. The first four videos of the *Evidenced-Based Training* DVD series, including: *The Evidence-Based Practice Overview, Evidence-Based Treatment Planning for Panic Disorder, Evidence-Based Treatment Planning for Depression* and *Evidence-Based Treatment Planning for Social Anxiety.* Upon completion, the series will offer twelve continuing education training videos to help bring mental health agencies and professionals into compliance with new standards. Continuing education credits will be provided through Essential Learning, with whom we are partnering.
- **Technology:** *QuickBooks 2010 For Dummies* by Stephen L. Nelson; *Mastering Windows Server 2008 R2*; and *Laptops For Dummies, 4th Edition* by Dan Gookin.
- **Consumer:** *Hero of the Pacific* by John Brady, about Marine legend John Basilone; *Teach Yourself Visually Knitting 2E*, part of the Teach Yourself Visually program; *Calorie Counter For Dummies* by Rosanne Rust and Meri Raffetto; and *iPod and iTunes For Dummies* DVD,

a 90-minute instructional video that outlines the new iPod products, and features of the iPod software.

- **Culinary:** *Amy's Bread* by Amy Scherber and three notable Culinary Institute of America books: *Artisan Breads at Home* by Eric Castel; *Modern Café* by Francisco Migoya; *Chocolates and Confections at Home* by Peter Greweling.
- **Architecture:** *Mechanical and Electrical Equipment for Buildings; 10th edition* by Stein and Reynolds and *Architectural Graphics, 5e* by Francis Ching.

Notable Alliances

- Publishing agreement signed with Facebook.com to produce "Official" branded Facebook instruction guides, *The Definitive Facebook Guides*. The series will be launched in fiscal year 2011.
- Wiley-Pfeiffer (HR development and management) signed an agreement with Korean Management Association to deliver products in Korea.
- Agreement signed with the Construction Specifications Institute (CSI) to become the publisher of the CSI Professional Practice Guides. These guides align with CSI's certification program for Architecture, Engineering and Construction industry professionals.

HIGHER EDUCATION (HE)

- *Third quarter revenue +13% and nine-month revenue +14%, on currency neutral basis.*
- *Third quarter contribution to profit +11% and nine-month contribution to profit +21%, on currency neutral basis.*
- *All regions contributing to growth; sales outside the US increased 12% and 15% for the quarter and nine-month period, respectively, on a currency neutral basis.*
- *Third quarter revenue growth by region on a currency neutral basis: North America +13%, EMEA +9%, Asia/Australia +13%.*
- *Sales driven by strong frontlist and WileyPLUS*
- *One-third of WileyPLUS sales are now digital-only.*

Third quarter HE revenue grew 23% to $92 million, or 13% on a currency neutral basis. Strong growth occurred in every region and in every subject category. Contributing to the results were a strong frontlist, particularly in accounting and mathematics, increased enrollment and growth in *WileyPLUS* and custom publishing. Revenue for the school business in Australia increased 18% over the third quarter of fiscal year 2009 on a performance basis. Revenue outside of traditional textbook sales, including *WileyPLUS*, custom publishing, desktop and binder editions, is up 40% for the nine months and now represents 26% of all HE revenue.

Direct contribution to profit grew 25% in the third quarter to $38 million, or 11% on a currency neutral basis, reflecting top-line results and increased sales of higher-margin digital products, partially offset by higher accrued incentive compensation costs and development costs to support new products. Gross margin continues to improve with increased digital-only revenue and manufacturing efficiencies.

For the nine months, global HE revenue was up 17% compared to prior year, or 14% on a currency neutral basis. Double-digit growth was experienced in all regions. Year-to-date results include revenue of $2.5 million from books previously reported in STMS and $1 million from books previously reported in P/T. Excluding these books, HE growth was 13% on a performance basis. Direct contribution to profit in the nine months increased 25%, or 21% on a currency neutral basis, primarily due to top-line growth and gross margin improvement.

Nine-Month Results by Subject Category (currency neutral)

- In business and accounting, revenue exceeded prior year by 16%. A strong accounting frontlist continued to drive growth, particularly Kieso: *Intermediate Accounting 13e*, Kimmel: *Financial Accounting 5e* and Weygandt: *Accounting Principles 9e*.
- In engineering and computer science, revenue exceeded prior year by 20%. Key books included Munson: *Fluid Mechanics 6e*, Turban: *Information Management 7e* and Fitzgerald: *Data Communications, 10e*.
- In mathematics and statistics, revenue exceeded prior year by 26%. Key books included Hughes Hallett: *Calculus 5e*, Anton: *Calculus 9e*, Boyce: *Elementary Differential Equations 9e* and Young: *College Algebra 2e*.
- In sciences, revenue exceeded prior year by 8%. Growth was attributed to Cutnell: *Physics 8e*, Berg: *Visualizing Environmental Science 1e* and *2e* and Jenkins: *Anatomy and Physiology 2e*.
- In social sciences, revenue exceeded prior year by 20%. Key books included Huffman: *Psychology 9e*, deBlij: *Concepts Geography 4e*, Kring: *Abnormal Psychology 11e* and Lucas Murillo: *Con Brio – Beginning Spanish*.
- Revenue from the Visualizing series exceeded prior year by 89%. Growth was driven by Berg: *Visualizing Environmental Science*, Ireland: *Visualizing Human Biology* and Murck: *Visualizing Geology*.

WileyPLUS

- Global fiscal year-to-date billings increased 39% over the prior year period to $28 million.
- Deferred *WileyPLUS* revenue at quarter end was $7 million.
- Strong sales increases in the US, Asia, Australia, and the UK.
- The first institutional agreement signed in the United Arab Emirates.

Conference Call

Wiley will hold a conference call today, March 11, 2010 at 10:00 a.m. (EST) to discuss its financial results for the third quarter of fiscal year 2010.

To participate in the conference call, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: **(866) 551-3680** and enter the participant code **2632908#**. International callers, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: **(212) 401-6760** and enter the participant code **2632908#**.

You may also listen to a live audio webcast of the call by accessing *www.wiley.com> Investor Relations> Events and Presentations*, or http://www.wiley.com/WileyCDA/Section/id-370238.html

A replay of the conference call will be available through March 18th and may be accessed by calling **(866) 551-4520** and entering pin code **260922#**. Additionally, an archive of the webcast will be available at 1 p.m. on Thursday, March 11th at http://www.wiley.com/WileyCDA/Section/id-370238.html for a period of up to 14 days.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

About Wiley

Founded in 1807, John Wiley & Sons, Inc. has been a valued source of information and understanding for more than 200 years, helping people around the world meet their needs and fulfill their aspirations. Wiley and its acquired companies have published the works of more than 400 Nobel laureates in all categories: Literature, Economics, Physiology or Medicine, Physics, Chemistry, and Peace.

Our core businesses publish scientific, technical, medical, and scholarly journals, encyclopedias, books, and online products and services; professional/trade books, subscription products, training materials, and online applications and Web sites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's Web site can be accessed at http://www.wiley.com. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb.

Investor Relations: http://www.wiley.com/WileyCDA/Section/id-370238.html

JOHN WILEY & SONS, INC.
SUMMARY OF OPERATIONS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED
January 31, 2010 AND 2009
(in thousands, except per share amounts)

US GAAP

		Third Quarter Ended January 31,			Nine Months Ended January 31,		
		2010	2009	% Change	2010	2009	% Change
Revenue	$	427,102	374,383	14%	1,263,435	1,208,031	5%
Costs and Expenses							
Cost of Sales		133,437	123,255	8%	393,743	387,141	2%
Operating and Administrative Expenses		214,009	179,412	19%	629,505	615,204	2%
Impairment and Restructuring Charges		2,834	-		14,332	-	
Amortization of Intangibles		8,559	8,435	1%	26,628	27,855	-4%
Total Costs and Expenses		358,839	311,102	15%	1,064,208	1,030,200	3%
Operating Income		68,263	63,281	8%	199,227	177,831	12%
Operating Margin		16.0%	16.9%		15.8%	14.7%	
Interest Expense		(8,677)	(12,816)	-32%	(26,503)	(39,113)	-32%
Foreign Exchange Gains / (Losses)		614	(6,552)	-	(10,079)	(10,571)	-
Interest Income and Other, Net		202	45		458	6,049	
Income Before Taxes		60,402	43,958	37%	163,103	134,196	22%
Provision for Income Taxes		17,988	10,527		47,555	30,436	
Net Income	$	42,414	33,431	27%	115,548	103,760	11%
Income Per Share- Diluted	$	0.71	0.57	25%	1.95	1.74	12%
Average Shares - Diluted		59,826	58,954		59,366	59,557	

ADJUSTED

		Third Quarter Ended January 31,			Nine Months Ended January 31,		
		2010	2009	% Change	2010	2009	% Change
Revenue	$	427,102	374,383	14%	1,263,435	1,208,031	5%
Costs and Expenses							
Cost of Sales		133,437	123,255	8%	393,743	387,141	2%
Operating and Administrative Expenses		214,009	179,412	19%	629,505	615,204	2%
Amortization of Intangibles		8,559	8,435	1%	26,628	27,855	-4%
Total Costs and Expenses		356,005	311,102	14%	1,049,876	1,030,200	2%
Adjusted Operating Income (A)		71,097	63,281	12%	213,559	177,831	20%
Adjusted Operating Margin (A)		16.6%	16.9%		16.9%	14.7%	
Interest Expense		(8,677)	(12,816)	-32%	(26,503)	(39,113)	-32%
Foreign Exchange Gains / (Losses)		614	(6,552)	-	(10,079)	(10,571)	-
Interest Income and Other, Net		202	45		458	6,049	
Adjusted Income Before Taxes (A)		63,236	43,958	44%	177,435	134,196	32%
Adjusted Provision for Income Taxes (A)	$	18,869	10,527		51,770	30,436	
Adjusted Net Income (A)		44,367	33,431	33%	125,665	103,760	21%
Adjusted Income Per Share - Diluted	$	0.74	0.57	30%	2.12	1.74	22%
Average Shares - Diluted		59,826	58,954		59,366	59,557	

(A)   The adjusted results for the third quarter and nine month periods ending January 31, 2010 exclude intangible asset impairment and restructuring charges principally related to the GIT Verlag, a B2B German-language controlled circulation magazine business acquired in 2002. The third quarter and nine month charges were $2.8 million, $0.03 per diluted share and $14.3 million, $0.17 per diluted share, respectively.

Note: The Company has provided income measures excluding certain items described above, in addition to net income determined in accordance with GAAP. These non-GAAP financial measures, as shown in the attached Adjusted Summary of Operations, are used in evaluating results of operations for internal purposes. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP. Rather, the Company believes the exclusion of such items provides additional information to investors to facilitate the comparison of past and present operations.

JOHN WILEY & SONS, INC.
SEGMENT RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED
January 31, 2010 AND 2009
(in thousands)

	Third Quarter Ended January 31,			Nine Months Ended January 31,		
	2010	2009	% Change	2010	2009	% Change
Revenue						
Scientific, Technical, Medical and Scholarly	$ 228,388	$ 202,035	13%	$ 708,613	$ 696,400	2%
Professional/Trade	107,056	97,606	10%	316,982	307,532	3%
Higher Education	91,658	74,742	23%	237,840	204,099	17%
Total	$ 427,102	$ 374,383	14%	$ 1,263,435	$ 1,208,031	5%
Direct Contribution to Profit						
Scientific, Technical, Medical and Scholarly						
Adjusted Direct Contribution to Profit (A)	$ 91,571	$ 75,215	22%	$ 292,472	$ 276,730	6%
Impairment and Restructuring Charges	(2,834)	-		(14,332)	-	
Scientific, Technical, Medical and Scholarly – US GAAP	88,737	75,215	18%	278,140	276,730	1%
Professional/Trade	24,484	23,850	3%	75,782	73,104	4%
Higher Education	38,315	30,754	25%	91,720	73,325	25%
Total	$ 151,536	$ 129,819	17%	$ 445,642	$ 423,159	5%
Shared Services and Administrative Costs						
Distribution	$ (28,007)	$ (26,460)	6%	$ (82,452)	$ (84,996)	-3%
Technology Services	(24,770)	(19,824)	25%	(72,010)	(69,392)	4%
Finance	(12,004)	(9,671)	24%	(32,710)	(33,821)	-3%
Other Administration	(18,492)	(10,583)	75%	(59,243)	(57,119)	4%
Total	(83,273)	(66,538)	25%	$ (246,415)	$ (245,328)	0%
Operating Income	$ 68,263	63,281	8%	$ 199,227	$ 177,831	12%

(A) The adjusted results for the third quarter and nine month periods ending January 31, 2010 exclude intangible asset impairment and restructuring charges principally related to the GIT Verlag, a B2B German-language controlled circulation magazine business acquired in 2002. The third quarter and nine month charges were $2.8 million and $14.3 million, respectively.

Note: Management responsibility and reporting of certain Professional Trade and Higher Education product lines were realigned as of May 1, 2009. Prior year results have been restated for comparative purposes.

JOHN WILEY & SONS, INC.
CONDENSED STATEMENTS OF FINANCIAL POSITION
(in thousands)

		January 31,		April 30,
		2010	2009	2009
Current Assets				
Cash & cash equivalents	$	67,473	72,410	102,828
Accounts receivable		249,941	218,602	178,550
Inventories		101,560	108,295	111,267
Prepaid and other		26,432	24,918	46,924
Total Current Assets		445,406	424,225	439,569
Product Development Assets		109,402	94,397	89,662
Property, Equipment and Technology		149,115	132,454	141,196
Intangible Assets		952,200	869,587	919,375
Goodwill		633,944	555,666	589,993
Deferred Income Tax Benefits		9,888	32,096	14,065
Other Assets		36,287	37,904	29,848
Total Assets		2,336,242	2,146,329	2,223,708
Current Liabilities				
Accounts and royalties payable		213,234	192,121	160,275
Deferred revenue		256,129	201,473	246,584
Accrued income taxes		10,693	922	4,281
Accrued pension liability		2,560	2,314	2,483
Other accrued liabilities		115,267	93,630	115,844
Current portion of long-term debt		67,500	61,875	67,500
Total Current Liabilities		665,383	552,335	596,967
Long-Term Debt		569,600	826,125	754,900
Accrued Pension Liability		78,738	79,763	90,621
Other Long-Term Liabilities		86,488	94,442	91,292
Deferred Income Taxes		189,096	168,384	176,412
Shareholders' Equity		746,937	425,280	513,516
Total Liabilities & Shareholders' Equity	$	2,336,242	2,146,329	2,223,708

JOHN WILEY & SONS, INC.
STATEMENTS OF FREE CASH FLOW
(in thousands)

		Nine Months Ended January 31,	
		2010	2009
Operating Activities:			
Net income	$	115,548	103,760
Amortization of intangibles		26,628	27,855
Amortization of composition costs		34,758	32,991
Depreciation of property, equipment and technology		29,681	26,372
Impairment and restructuring charges (net of tax)		10,117	-
Stock-based compensation (net of tax)		7,730	6,258
Excess tax benefits from stock-based compensation		(3,563)	(3,882)
Foreign exchange transaction losses		10,079	10,571
Pension expense, net of contributions		(11,351)	5,142
Non-cash charges and other		82,761	68,617
Change in deferred revenue		(9,712)	(88,299)
Net change in operating assets and liabilities, excluding acquisitions		22,053	13,481
Cash Provided by Operating Activities		314,729	202,866
Investments in organic growth:			
Additions to product development assets		(110,258)	(94,856)
Additions to property, equipment and technology		(31,575)	(30,454)
Free Cash Flow		172,896	77,556
Other Investing and Financing Activities:			
Acquisitions, net of cash		(5,575)	(22,387)
Repayment of long-term debt		(648,871)	(328,717)
Borrowings of long-term debt		463,571	377,865
Change in book overdrafts		(15,932)	(32,861)
Purchases of treasury stock		-	(35,110)
Cash dividends		(24,637)	(22,937)
Proceeds from exercise of stock options and other		17,381	9,143
Excess tax benefits from stock-based compensation		3,563	3,882
Cash Used for Investing and Financing Activities		(210,500)	(51,122)
Effects of Exchange Rate Changes on Cash		2,249	(13,335)
Increase (Decrease) in Cash and Cash Equivalents for Period	$	(35,355)	13,099

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:			
Additions to product development assets	$	(110,258)	(94,856)
Additions to property, equipment and technology		(31,575)	(30,454)
Acquisitions, net of cash		(5,575)	(22,387)
Cash Used for Investing Activities	$	(147,408)	(147,697)
Financing Activities:			
Cash (Used for) Provided by Investing and Financing Activities	$	(210,500)	(51,122)
Less:			
Acquisitions, net of cash		(5,575)	(22,387)
Cash (Used for) Provided by Financing Activities	$	(204,925)	(28,735)

Note: The Company's management evaluates performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for investing activities and financing activities, as an indicator of performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

JOHN WILEY & SONS, INC.
Registrant

By   /s/ William J. Pesce
        William J. Pesce
        President and Chief Executive Officer

By   /s/ Ellis E. Cousens
        Ellis E. Cousens
        Executive Vice President and
        Chief Financial & Operations Officer

Dated: March 11, 2010